Exhibit 1
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18 November 2008

WPP Group plc

   High Court approves Scheme of Arrangement and publication of supplementary prospectus by WPP plc


WPP Group plc ("WPP") announces that the High Court has approved the scheme of arrangement (the "Scheme") between WPP and its Scheme Share Owners at a hearing today. The Scheme, which will become effective on 19 November 2008, as stated in the circular sent to WPP Share Owners dated 6 October 2008 (the "Circular"), will result in the UK-listed, Jersey incorporated WPP plc ("New WPP") becoming the new holding company for the group. Under the terms of the Scheme, Scheme Share Owners will receive one New WPP ordinary share for each WPP ordinary share they hold at 6.00 p.m. (GMT) on 18 November 2008.

The New WPP ordinary shares of ten pence each will be admitted to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities at 8.00 a.m. (GMT) on 19 November 2008. The listing of the existing WPP ordinary shares will be cancelled by 8.00 a.m.
(GMT) on 19 November 2008.

Application has also been made for New WPP ADSs to be traded on NASDAQ with dealings to commence at 9.30 a.m. (New York Time) on 19 November 2008.

In addition New WPP has published a supplementary prospectus. The supplementary prospectus can be downloaded via WPP's website (www.wpp.com) and may be inspected at the registered offices of both WPP (Pennypot Industrial Estate, Hythe, Kent CT21 6PE) and New WPP (22 Grenville Street, St Helier, Jersey JE4
8PX) and the offices of Allen & Overy LLP, at One Bishops Square, London E1 6AD.

The reduction of capital of New WPP approved by WPP's Share Owners on 30 October 2008 is expected to become effective on 25 November 2008, subject to being approved by the Royal Court of Jersey.

Contacts
WPP GROUP PLC                                          +44 20 7408 2204
Feona McEwan
BUCHANAN COMMUNICATIONS                                +44 20 7466 5000
Richard Oldworth
MERRILL LYNCH INTERNATIONAL                            +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

Capitalised terms used but not defined in this announcement have the meanings given to them in the Circular.

Merrill Lynch International is acting as sponsor for New WPP's listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and other proposals and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the Scheme and other proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable laws.

NOTICE TO UNITED STATES RESIDENTS

This announcement is not an offer of securities in the United States.

The New WPP shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.



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